For Period ending 12/31/96                           Attachment 77.P.

File Number 811-3787


Per Bando McGlocklin Capital Corporation's et al. exemptive order received on November 10, 1992 (Release Nos. 19092) as amended by exemptive orders received on August 17, 1993 (Release No. 19636) and May 25, 1994 (Release
No. 20317), Bando McGlocklin Capital Corporation is permitted to file on behalf of itself, Bando McGlocklin Small Business Investment Corporation (File No. 811-7526) and Bando McGlocklin Small Business Lending Corporation (File No. 811-8655), its wholly owned subsidiaries, semi-annual reports on Form N-SAR containing information with respect to parent and the subsidiaries on a consolidated basis only. As a result of this order, all responses have been answered on a consolidated basis.